UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

Adagene Inc. (the “Company”) is amending its report on Form 6-K furnished to the Securities and Exchange Commission on July 25, 2024 (File/Film Number: 001-39997/241142065) (the “Original 6-K”) in order to re-file and replace the Original 6-K. This Form 6-K/A is being furnished solely to correct a typographical error in the signature page to the Original 6-K. All other information included in the Original 6-K remains unchanged.

This report on Form 6-K/A shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264486) and Form S-8 (File No. 333-255250) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
	Name:	Peter Luo
	Title:	Chief Executive Officer

Date: November 7, 2024

EXHIBIT INDEX

Exhibit	Description
99.1	Press release tilted “Adagene Reports Six Month Financial Results for 2024 and Provides Corporate Update” (incorporated by reference to Exhibit 99.1 from the current report on Form 6-K (File/Film Number: 001-39997/241142065) on July 25, 2024))
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2023 and 2024 (incorporated by reference to Exhibit 99.2 from the current report on Form 6-K (File/Film Number: 001-39997/241142065) on July 25, 2024))
101.INS	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)